EXHIBIT 99.1

Evaxion Announces Increased Focus and Fast-Tracking of its New AI Discovery to Patients

  New AI discovery de-risking the pipeline through faster validation and has potential to enter clinical Phase 1/2a in Q4 2023
  Phase 2b clinical trial reduced in size and expected to reach interim data on time (Q4 2023)
  Increased focus extends cash runway significantly

COPENHAGEN, Denmark, March 28, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the discovery and development of AI-powered immunotherapies, today announces an increased focus on its strategy around its core AI capabilities allowing fast and de-risked development of its pipeline.

Recently, Evaxion announced that the Company has used its proprietary AI technology to discover a new treatment opportunity that may broaden cancer immunotherapy. Through new cancer targets, so-called ERVs (endogenous retroviruses), it may become possible to treat cancer patients who have until now been considered unresponsive to immunotherapy.

This opens a wide range of opportunities. Notably, it may increase the likelihood of a positive clinical outcome, paving the way for smaller and faster clinical trials. Evaxion’s next clinical program, EVX-03, will target such personalized ERVs and is scheduled to start clinical development in Q4, 2023, subject to additional funding.

CEO, Per Norlén, comments: “Having been at Evaxion for six months, I continue to be excited by the rich potential of our proprietary AI technology, which I believe is world-leading. A natural next step is to maximize the value of our unique AI capabilities by focusing on target discovery and validation and early out-licensing opportunities. We aim to build a pipeline of multiple assets with superior efficacy and diverse partnering opportunities. This is an area where we experience a lot of interest from big pharma.”

The immediate benefits of the new focus are that:

  Personalized ERVs are fast-tracked to the clinic with EVX-03, using Evaxion’s novel DNA vaccine technology
  Early-stage pipeline can be expanded through multiple partnerships
  Cash runway is extended significantly through the new focus, clinical trial optimization, and staff reductions

CEO, Per Norlén, explains:

“By optimizing the strategy around EVX 01, we can deliver the Phase 2b interim data in Q4 2023 as planned while deploying important clinical resources to EVX-03, where we are likely to be first in the world bringing a personalized ERV-immunotherapy to cancer patients. In addition, the focus on our core will extend our cash runway towards the end of the year.”

About Evaxion

Evaxion Biotech A/S is a pioneering company developing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of candidates, including three personalized cancer immunotherapies. It is located in Hørsholm, Denmark, with 50 employees listed on the Nasdaq New York stock exchange. For more information, please visit www.evaxion-biotech.com.

For more information, please contact:
Per Norlén, CEO
pno@evaxion-biotech.com

or:

Katrine Hertz Mortensen
VP, Communications and Public Relations
khm@evaxion-biotech.com
+45 3010 0203

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.